UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
A. H. Belo Corporation
(Name of Issuer)
Series A Common Stock, par value $0.01 per share
(Title of Class of Securities)
001282 10 2
(CUSIP Number)
Robert W. Decherd
P.O. Box 224866
Dallas, TX 75222-4866
(214) 977-8200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
June 10, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001282 10 2	13D/A	Page 2 of 8

1	NAME OF REPORTING PERSONS.
Robert W. Decherd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,729,598(2)(3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,631(2)(4)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,729,598(2)(3)

WITH	10	SHARED DISPOSITIVE POWER

4,631(2)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,734,229(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 001282 10 2	13D/A	Page 3 of 8
(1) See Item 3.
(2) Series B common stock is convertible at any time on a share-for-share basis into Series A common stock. Pursuant to Rule 13d-3(d)(1)(i), the Reporting Person is deemed to be the beneficial owner of the Series A shares into which the Series B shares are convertible, and such Series A shares are included in this number.
(3) Includes 1,094 Series A shares held in the Issuer’s 401(k) plan, 322,290 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days, and 2,796 Series A shares held by trusts (the “Trusts”) for which Mr. Decherd serves as trustee. The number does not include 240 Series A shares and 240 Series B shares owned by Mr. Decherd’s wife, as to all of which shares Mr. Decherd disclaims beneficial ownership.
(4) These shares of Series B stock are held by Mr. Decherd in joint tenancy with his wife.
(5) Pursuant to Rule 13d-3(d)(1)(i), this percentage of ownership was calculated by taking the total number of Series A shares beneficially owned by the Reporting Person (i.e., total Series A and Series B shares beneficially owned by the Reporting Person, including the total number of Series A and Series B shares the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options and convertible securities) and dividing that number by the total number of Series A shares outstanding (i.e., the total Series A shares outstanding plus the Series B holdings of the Reporting Person plus the total number of Series A shares the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options and convertible securities). The outstanding Series A shares used in this calculation include Series A shares into which the Series B holdings of the Reporting Person are convertible but does not contemplate the conversion of the Series B holdings of any other individual or entity. If the percentage were calculated to include all of the outstanding Series B shares which are convertible to Series A shares, the Reporting Person would be deemed to be the beneficial owner of 8.2% of the outstanding Series A shares.

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Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE

CUSIP No. 001282 10 2	13D/A	Page 5 of 8
     This Amendment No. 1 to Schedule 13D is filed to report the following changes to the information previously disclosed in Schedule 13D filed February 13, 2009.
Item 1. Security and Issuer.
     No material change.
Item 2. Identity and Background.
     No material change.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Person’s acquisitions reflected in this Amendment No. 1 to Schedule 13D result from the vesting and subsequent exercise of employee stock options, the settlement of restricted stock units, and the acquisition of shares in privately-negotiated transactions.
     Employee stock options to acquire a total of 57,439 shares of the Issuer’s Series B common stock vested and became exercisable between December 3 and December 13, 2009. On December 16, 2009, the Reporting Person exercised options to acquire 48,000 shares of the Issuer’s Series B common stock and paid the exercise price of $2.05 per share to acquire the shares. The source of funds for such transaction was the Reporting Person’s personal funds.
     The Reporting Person received 8,207 shares of the Issuer’s Series A common stock as the result of the vesting and settlement of restricted stock units on April 15, 2010. No funds were expended in connection with the foregoing transaction.
     On May 13, 2010, the Reporting Person acquired 2,836 shares of the Issuer’s Series B common stock and paid $8.38 per share to acquire the shares. On June 10, 2010, the Reporting Person acquired 234,249 shares of the Issuer’s Series B common stock and paid $7.13 per share to acquire the shares. Each of these acquisitions was privately-negotiated and payment was made from the Reporting Person’s personal funds.
     In addition, the Reporting Person’s deemed dispositions reflected in this Amendment No. 1 to Schedule 13D result from the above-described exercise of employee stock options to acquire 48,000 shares of the Issuer’s Series B common stock and the expiration of employee stock options to acquire a total of 68,000 shares of the Issuer’s Series B common stock. Other than as above-described, no funds were expended in connection with the foregoing transactions.

CUSIP No. 001282 10 2	13D/A	Page 6 of 8
Item 4. Purpose of Transaction.
     The Reporting Person exercised employee stock options to purchase the Issuer’s Series B common stock and acquired the additional 237,085 shares Series B common stock in privately-negotiated purchases because he believes these acquisitions represent attractive investment opportunities at present prices.
     The transactions requiring the filing of this Amendment No. 1 to Schedule 13D are the Reporting Person’s (a) acquisition of shares of the Issuer’s Series B common stock in privately-negotiated transactions and as the result of employee stock option exercises, (b) acquisition of the Issuer’s Series A common stock as the result of the settlement of restricted stock units, and (c) the deemed dispositions of the Issuer’s Series B common stock related to the above-described exercise of employee stock options and the expiration of employee stock options. The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person’s obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer’s Series A common stock through purchases or sales in the open market or in privately-negotiated transactions. The Reporting Person’s review of his investment in the Issuer will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, the Reporting Person’s personal financial situation, need for, and availability of capital, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer. At the time of this filing, the Reporting Person has no plans to purchase additional shares of common stock in the open market in the immediate future. However, the Reporting Person may engage in privately-negotiated transactions in the future, may from time-to-time acquire additional shares of common stock under various employee benefit and compensation arrangements of the Issuer, and reserves his right to reevaluate his investment in the Issuer and to purchase additional shares in the open market or otherwise.
     Except as may occur in the ordinary course of business of the Issuer, the Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s Certificate of Incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as Chairman of the Board, President, and Chief Executive Officer may, from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of

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securities of the Issuer and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.
Item 5. Interest in Securities of the Issuer.
     (a) As of the date of filing of this Amendment No. 1 to Schedule 13D, the Reporting Person beneficially owns 1,734,229 shares of the Issuer’s Series A common stock, representing approximately 8.7% of the shares of the Issuer’s Series A common stock treated as being outstanding as of June 10, 2010. The 1,734,299 shares of the Issuer’s Series A common stock beneficially owned by the Reporting Person include 1,094 Series A shares held in the Issuer’s 401(k) plan, 322,290 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days, and 2,796 Series A shares held in the Trusts. The number does not include 240 Series A shares and 240 Series B shares owned by Mr. Decherd’s wife, as to all of which shares Mr. Decherd disclaims beneficial ownership.
     (b) As of the date of filing of this Amendment No. 1 to Schedule 13D, the Reporting Person has the sole power to vote and sole dispositive power over 1,729,598 shares of the Issuer’s Series A common stock, which represents approximately 8.2% of the Issuer’s Series A common stock treated as being outstanding as of June 10, 2010. As of the date of this Schedule 13D, the Reporting Person has shared power to vote and shared dispositive power over 4,631 shares of the Issuer’s Series B common stock, which represents approximately 0.02% of the Issuer’s Series A common treated as being outstanding as of June 10, 2010.
     (c) Except as disclosed in Item 3, the Reporting Person has not effected any transaction involving the acquisition or exchange of shares of the Series B common stock of the Issuer during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     No material change.
Item 7. Material to be Filed as Exhibits.
     No material change.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2010	/s/ Robert W. Decherd
Robert W. Decherd